Exhibit (a)(1)(K)

Distribution date: Friday, July 30

From: generalequity@textron.com

Subject:  Option Exchange Program: Actual Exchange Ratios and New Option Strike Price

The final option exchange ratios for your eligible options and the strike price at which the new options will be granted are now posted on the Option Exchange Website at https://textron.equitybenefits.com.

•                  At 11:59 p.m. (Eastern Time) tonight, the Option Exchange Window closes and the latest elections you have submitted at that time will be final.

•                  If you have not yet logged into the site and wish to do so, you will need to use the temporary password e-mailed to you on July 2, 2010 and reset your password.

•                  If, for any reason, you cannot access the Option Exchange Website, you may make, change or withdraw your elections by calling the Option Exchange Call Center at 408-754-4625 or 800-500-0131 before 11:59 pm (Eastern Time) today.

If you need to call the Option Exchange Call Center:

(1)                You will be asked to provide security information to verify your identity.

(2)                The Operator will be able to provide the following information with respect to your Eligible Options, on a grant-by-grant basis: (i) the options that are eligible for exchange, including grant date, exercise price, and number of options eligible for exchange; (ii) the actual exchange ratio applicable to that grant; and (iii) the number of new options that you would receive in exchange and the new option exercise price.

(3)                You may instruct the operator to make, change or withdraw your election to exchange eligible options on a grant-by-grant basis, subject to your acceptance of the terms and conditions of the Option Exchange Program as set forth in the Offer to Exchange.

(4)                Confirmation of the elections you made through the Option Exchange Call Center will be immediately sent via email to your address on file.

If you have any questions, contact Nate Walker at 401-457-3570, Aaron Brown at 401-457-3502, or send an email to generalequity@textron.com. The complete terms and conditions of the exchange offer are described in the Offer to Exchange, which you can access at https://textron.equitybenefits.com.

Textron makes no recommendations as to whether you should participate in the Option Exchange Program; we encourage you to consult with your own advisors regarding your decision.